Exhibit 99.1

Otonomo Reports Second Quarter 2023 Financial and Operational Results

HERZLIYA, Israel and SAN FRANCISCO, California, August 21, 2023-- Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced its financial and operational results for the quarter ended June 30, 2023.

Recent Developments

Cost Reduction Initiative

In June 2023, the Company completed the process of sunsetting part of its connected vehicle data services (“CVD services”), which include services relating to aggregate multi-layered data, standardized data and data blurred to remove identifiers. The sunsetting of CVD services resulted in a further workforce reduction. Upon completion of the CVD services sunsetting, the Company’s cost reduction initiative, which commenced in the fourth quarter 2022, was complete.

The Company continues to focus on recurring revenue opportunities and believes the resources dedicated to CVD services can be better utilized in other lines of the Company’s business.

Exchange Offer and Consent Solicitation

On July 24, 2023, the Company announced that it had commenced an exchange offer and consent solicitation relating to its outstanding warrants. On August 23, 2023, the Company announced that 5,496,433 public warrants, or approximately 63.7% of the outstanding public warrants, and 5,200,000 private placement warrants, representing all of the outstanding private placement warrants, were validly tendered and not withdrawn prior to the expiration of the exchange offer and consent solicitation. The Company expects to accept all validly tendered warrants in exchange for 0.0167 ordinary shares per warrant on or before August 25, 2023.

In addition, the Company received the approval of approximately 63.7% of the outstanding public warrants and approval of 100% of the outstanding private placement warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”). On August 23, 2023, the Company executed the Warrant Amendment and announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered warrants for ordinary shares at an exchange ratio of 0.01503 ordinary shares for each warrant. The Company has fixed the date for such exchange as September 7, 2023.

Reverse Share Split

On August 3, 2023, the Company effected a 1-for-15 reverse share split of its ordinary shares. The reverse share split became effective at 11:59 p.m. Eastern Time on August 3, 2023. The Company’s ordinary shares began trading on a split-adjusted basis on The Nasdaq Stock Market LLC (“Nasdaq”) at the open of business on August 4, 2023 under the existing trading symbol “OTMO.”

Second Quarter 2023 Financial Results:

•	Total revenue for the second quarter 2023 was $1.6 million compared to $1.9 million for the second quarter 2022

•
GAAP operating loss for the second quarter 2023 was $8.2 million compared to a loss of $64.0 million for the second quarter 2022, which included impairment charge of $45.8 million related to goodwill and intangibles

•	Non-GAAP operating loss* for the second quarter 2023 was $6.3 million compared to a loss of $15.8 million for the second quarter 2022

•	Cash and cash equivalents, short term restricted cash, short term deposits, and marketable securities as of June 30, 2023 was $119.2 million

* For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

Second Quarter 2023 Business Highlights:

The following results relating to the Company’s revenue for the second quarter 2023:

•	Recurring revenue for the second quarter 2023 was 92% of total revenue, representing growth of 33% as compared to second quarter 2022 (excluding revenue associated with the CVD services)

•	Added 4 new customers in the second quarter 2023

•	Bookings* increased by 85% year over year (excluding bookings associated with the CVD services)

•	Backlog** increased by 4% year over year (excluding the backlog associated with the CVD services)

•	Annual recurring revenue decreased by 13% year over year (excluding annual recurring revenue associated with the CVD services)

*Booking: Total value of contract that was committed during the reporting quarter over the full term of the contract.

**Backlog: Secured future revenue as of end of quarter.

Management’s Remarks

“We completed our cost reduction initiative, which commenced in the fourth quarter 2022, to ensure that we are well positioned with the necessary capital to meet market requirements moving forward,” said Ben Volkow, CEO and Co-Founder of Otonomo. “Following the closing of the transaction with Urgently, we believe the combined company will be well positioned to capitalize on the connections between vehicle data and the fleet, insurance and roadside assistance sectors to provide real-world services that will improve customer experiences and safety.”

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services. With Otonomo, over 100 providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages. Our partners gain access to the broadest, most diverse range of data from connected vehicles, mobile phones, public transport, EV infrastructure, and MaaS with just one contract and one API. Vehicle and multimodal mobility data is reshaped and enriched to provide deep visibility and actionable insights and empower planning, deployment, and operations. Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide. Otonomo has R&D centers in Israel and the UK and a presence in the United States and Europe. More information is available at otonomo.io

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Use of Non-GAAP Financial Measure

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and depreciation, restructuring expenses, contingent liability expense related to The Floow acquisition, and impairment of intangible assets and goodwill. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Additional information regarding the interests of such individuals in the proposed transaction is included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently has filed with the SEC.

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET
(in $ thousands)

	As of
	June 30,	December 31,
	2023	2022
Assets

Current assets
Cash and cash equivalents, short-term investments and restricted cash	119,207	140,643
Account receivables and other receivables	2,031	4,314

Total current assets	121,238	144,957

Non-current assets
Other long-term assets	432	606
Property, equipment, and operating lease right-of-use assets, net	2,466	3,083

Total non-current assets	2,898	3,689

Total assets	124,136	148,646

Liabilities and shareholders' equity

Current liabilities
Account payables, other payables, and other short-term liabilities	6,073	11,978
Deferred revenue	232	216
Other current liabilities	3,614	894

Total current liabilities	9,919	13,088

Non-current liabilities
Warrants for ordinary shares	104	155
Other non-current liabilities	852	1,975

Total non-current liabilities	956	2,130

Total liabilities	10,875	15,218

Shareholders’ equity	113,261	133,428

Total liabilities and Shareholders’ equity	124,136	148,646

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
(in $ thousands)

	Six-months Period ended
	June 30,
	2023	2022

Revenue	3,465	2,951

Costs of revenue and operating expenses:
Cost of revenue	1,644	1,341
Cloud infrastructure	1,289	2,492
Research and development	6,205	10,656
Sales and marketing	6,512	10,503
General and administrative	10,908	11,072
Contingent liability expense (income)	2,061	(1,541)
Amortization and depreciation	148	1,728
Impairment of Goodwill and intangible assets	-	45,785

Total cost of revenue and operating expenses	28,767	82,036

Loss from operations	(25,302)	(79,085)

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(in $ thousands)

	Six-months Period Ended
	June 30,
	2023	2022

GAAP operating Loss	(25,302)	(79,085)

Share-based compensation (1)	3,177	4,881
Contingent liability expense (income)	2,061	(1,541)
Impairment of Goodwill and intangible assets	-	45,785
Amortization and depreciation (2)	148	1,728
Restructuring cost (3)	1,601	-
	6,987	50,853

Non-GAAP operating Loss	(18,315)	(28,232)

1. Share-based compensation:

Cost of Revenues	31	13
Research and development	502	1,138
Sales and marketing	962	1,467
General and administrative	1,682	2,263
	3,177	4,881

2. Amortization and depreciation:

Amortization of intangible assets	-	1,617
Depreciation of property and equipment	148	111
	148	1,728

3. Restructuring cost:

Cost of Revenues	272	-
Research and development	284	-
Sales and marketing	961	-
General and administrative	84	-
	1,601	-